UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company (Issuer))

ADVENT CR, INC. (Name of Filing Person – Offeror)

ADVENT CR HOLDINGS, INC. (Name of Filing Person – Parent of Offeror)

ADVENT INTERNATIONAL GPE VI LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-A LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-B LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-C LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-D LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-E LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-F LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-G LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2008 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2009 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI–A LIMITED PARTNERSHIP

GPE VI GP LIMITED PARTNERSHIP

GPE VI GP (DELAWARE) LIMITED PARTNERSHIP

ADVENT INTERNATIONAL LLC

ADVENT INTERNATIONAL CORPORATION

(Name of Filing Persons – Other)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Advent CR, Inc.

75 State Street, 29th Floor

Boston, MA 02109

Attention: Steve Collins

Tel: 617-951-9400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Attention: Marilyn French, Esq.

Tel: 617-772-8319

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$397,496,295.00	$22,180.29

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 22,714,074 shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc. (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Preferred Stock, par value $0.01 per share, of Charlotte Russe (collectively with the Common Stock, the “Shares”), issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares and (ii) the offer price of $17.50 per Share. The calculation of the filing fee is based on Charlotte Russe’s representation of its capitalization as of August 11, 2009.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $22,180.29	Filing Party: Advent CR, Inc.; Advent CR Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 is filed by Advent CR, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-C Limited Partnership, a Delaware limited partnership, Advent International GPE VI-D Limited Partnership, a Delaware limited partnership, Advent International GPE VI-E Limited Partnership, a Delaware limited partnership, Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership, Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership, Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership, and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership, GPE VI GP Limited Partnership, a Cayman Islands limited partnership, GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership, Advent International LLC, a Delaware limited liability company, and Advent International Corporation, a Delaware corporation, under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser and Parent under cover of Schedule TO with the United States Securities and Exchange Commission on August 31, 2009 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).

The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.

Item 11.  Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “The Tender Offer – Section 15 –“Certain Legal Matters” by replacing the two paragraphs under the heading “Litigation” as follows:

“In September 2009, two substantially similar shareholder class action suits were filed by stockholders in the Superior Court of California in San Diego County against Advent, Charlotte Russe and its directors, styled as Marika Dalesandro v. Charlotte Russe Holding, Inc, et al., Case No. 37-2009-00097524-CU-BT-CTL (the “Dalesandro Complaint”), and Superior Partners v. Michael J. Blitzer, et al., Case No. 37-2009-00097747-CU-SL-CTL (the “Superior Partners Complaint,” and together with the Dalesandro Complaint, the “Complaints”).

The Complaints seek to enjoin the Offer, and allege claims for breach of fiduciary duty against Charlotte Russe and the individual defendants and for aiding and abetting a breach of fiduciary duty against Advent. On or about September 10, 2009, the court entered an order that related the two cases. On September 16, 2009, after extensive investigation and after discovery had been taken, counsel for the parties in the Dalesandro Complaint agreed upon the principal terms of a settlement of the Dalesandro litigation, which would include the dismissal with prejudice of all claims against all of the defendants, including Advent, Charlotte Russe and its directors. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Offer and final approval of the proposed settlement by the court. Pursuant to the agreements between counsel for the parties in the Dalesandro Complaint, Charlotte Russe will make certain supplemental disclosures which are contained in Amendment No. 3 to the Schedule 14D-9. None of Advent, Charlotte Russe or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Superior Court of California a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the court of the settlement on behalf of a class of shareholders and the dismissal of the Complaints. The Stipulation of Settlement will include a release of all claims (including those asserted in the Superior Partners Complaint) against all defendants and their affiliates and agents held by the plaintiff and class members. Charlotte Russe anticipates that plaintiff will petition the court for an award of attorneys’ fees and expenses. Charlotte Russe or its successors will pay the award. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved and such conditions are not satisfied, Advent, Charlotte Russe and the individual defendants will continue to vigorously defend these actions.

On September 24, 2009, counsel for the parties in the Superior Partners Complaint agreed upon the terms for a dismissal of the Superior Partners Complaint, which includes plaintiff’s concurrence with and agreement to the dismissal with prejudice of all claims against all of the defendants, including Advent, Charlotte Russe and its directors, as was previously agreed with plaintiff in the Dalesandro Complaint. The proposed dismissal is conditional upon, among other things, consummation of the Offer, final approval of the proposed settlement in the Dalesandro Complaint by the court, and the execution of an appropriate stipulation of dismissal of the Superior Partners Complaint on mootness grounds. Pursuant to the agreements with plaintiff’s counsel in the Superior Partners Complaint, Charlotte Russe will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule 14D-9. None of Advent, Charlotte Russe or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Superior Court of California a Stipulation of Dismissal (the “Stipulation of Dismissal”) and any other documentation as may be required in order to obtain approval by the court of the dismissal. The Stipulation of Dismissal will include a release of all claims against all defendants and their affiliates and agents held by the plaintiff. Subject to the court’s approval of the dismissal, Charlotte Russe or its successors will pay an amount of attorneys’ fees and expenses. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement of the Dalesandro Complaint is not approved and such conditions are not satisfied, Advent, Charlotte Russe and the individual defendants will continue to vigorously defend both these actions.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Advent CR, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent CR Holdings, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:      GPE VI GP (Delaware) Limited Partnership, General Partner

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP (Delaware) Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International LLC

By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International Corporation

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Date: September 28, 2009